

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Mr. Peng Ge
Chief Financial Officer
CNInsure, Inc.
22/F, Yinhai Building No. 299
Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People's Republic of China

      Re: **CNInsure, Inc.**
            Form 20-F for the Year Ended December 31, 2009
            Filed on May 7, 2010
            File No. 001-33768

Dear Mr. Ge:

We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        Gus Rodriguez
        Accounting Branch Chief